UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Constellium N.V.

(Name of Issuer)

Common Shares, without par value

(Title of class of securities)

NN22035104

(CUSIP Number)

Eleanor Evans

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

+44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorised to Receive Notices and Communications)

with copy to:

Thomas B. Shropshire, Jr.

Linklaters LLP

One Silk Street

London EC2Y 8HQ

United Kingdom

+44 (0) 20 7456 3223

December 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NN22035104

1	NAME OF REPORTING PERSON. Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0 per cent. (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. NN22035104

1	NAME OF REPORTING PERSON. Rio Tinto International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANISATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10 (see Items 3 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0 per cent. (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”) on June 10, 2013 and amended on November 18, 2013 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the Class A ordinary shares, nominal value €0.02 per share (the “Shares”), of Constellium N.V., a Dutch public law company (the “Company”), whose principal executive offices are at Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On December 16, 2013, RTIH sold 9,597,560 Shares (including 1,251,847 Shares sold as a result of the exercise by the underwriters of their option to purchase additional shares (the “Purchase Option”)) pursuant to an underwritten offering (the “Offering”). The Shares were sold at a public offering price of $19.80 per Share less the underwriting discount.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The responses of the Rio Tinto and RTIH to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

On December 16, 2013, RTIH sold 9,597,560 Shares pursuant to the Offering (including 1,251,847 Shares sold pursuant to the Purchase Option), as discussed in the Company’s registration statement on Form F-1 (File No. 333-192680), filed with the SEC on December 5, 2013, as amended, and the underwriting agreement dated as of December 11, 2013 (the “Underwriting Agreement”), among the Company, RTIH, and Goldman, Sachs & Co. Upon completion of the Offering on December 16, 2013, RTIH held 10 Shares, representing 0.0 per cent. of the Company’s outstanding Shares.

The percentage of Shares is based on 104,076,718 outstanding Shares as of December 16, 2013.

In addition, the Shares deemed beneficially owned by each of Rio Tinto and RTIH with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

Except as disclosed in this Schedule 13D, neither of Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, neither of Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any other Shares which they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, neither of Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best respective knowledge of Rio Tinto and RTIH, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Rio Tinto and RTIH.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Shareholders Agreement

Following the Offering, RTIH will hold less than 10 per cent. of the total number of outstanding Shares. As a result, RTIH will no longer be entitled to any information rights with respect to the Company or to designate a member of the board of directors of the Company. It is intended that RTIH’s current designee on the Company’s board will remain as a director through the beginning of 2014, until another director is appointed. RTIH will also no longer be entitled to additional consideration pursuant to a separate additional consideration deed with the Company.

Underwriting Agreement

On December 11, 2013, the Company and RTIH entered into the Underwriting Agreement with Goldman, Sachs & Co. with respect the sale of Shares held by RTIH. Closing of the sales occurred on December 16, 2013.

Lock-Up Agreement

In connection with the Offering and pursuant to the Underwriting Agreement, RTIH entered into a lock-up agreement (the “Lock-Up Agreement”) with Goldman, Sachs & Co., pursuant to which RTIH agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, any of the Shares, or any options or warrants to purchase any Shares, or any securities convertible into, exchangeable for or that represent the right to receive any Shares, for a 45-day period ending on the date that is 45 days after December 11, 2013 (such period, the “Lock-Up Period”), except with the prior written consent of the representatives of the underwriters.

The summaries of the Underwriting Agreement as described in this Item 6 and in Item 5 above, and of the Lock-Up Agreement as described in this Item 6, do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached to this Schedule 13D as Exhibits H and I, and are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

B	Form of Amended and Restated Shareholders Agreement dated as of May 29, 2013, by and among the Company, Apollo, AMI, RTIH and FSI, incorporated herein by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 13, 2013 (File No. 333-188556), as amended*

C	Form of Underwriting Agreement, by and among the Company, Apollo, AMI, RTIH, and Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 21, 2013 (File No. 333-188556))*

D	Form of Lock-Up Agreement, by and among Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement, and RTIH, incorporated herein by reference to Annex III to Exhibit 1.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 21, 2013 (File No. 333-188556)*

E	Share Purchase Agreement dated as of May 22, 2013, by and among Apollo, AMI, RTIH and FSI*

F	Form of Underwriting Agreement, by and among the Company, RTIH, Omega Management GmbH & Co. KG and Goldman, Sachs & Co., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 4, 2013 (File No. 333-191863))**

G	Form of Lock-Up Agreement, by and among Goldman, Sachs & Co., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement, and RTIH, incorporated herein by reference to Annex III to Exhibit 1.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 4, 2013 (File No. 333-191863)**

H	Form of Underwriting Agreement, by and among the Company, RTIH, and Goldman, Sachs & Co., incorporated herein by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 5, 2013 (File No. 333-192680)

I	Form of Lock-Up Agreement, between Goldman, Sachs & Co. and RTIH, incorporated herein by reference to Annex A to Exhibit 1.1 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 5, 2013 (File No. 333-192680)

*	Filed as an exhibit to the original Schedule 13D on June 10, 2013.
**	Filed as an exhibit to the amended Schedule 13D on November 18, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2013

Rio Tinto plc

By:	/s/ Eleanor Evans
Signature

Eleanor Evans / Secretary
Name/Title

Rio Tinto International Holdings Limited

By:	/s/ Gemma Aldridge
Signature

Gemma Aldridge / Secretary
Name/Title

SCHEDULE A

The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

Rio Tinto plc

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Jan du Plessis	Chairman of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Sam Walsh	Chief Executive of Rio Tinto	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Christopher Lynch	Chief Financial Officer	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Guy Elliot	Senior Executive Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Robert Brown	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Vivienne Cox	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Michael Fitzpatrick	Company Director	120 Collins Street Melbourne Victoria 3000 Australia	Australia

Ann Godbehere	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada and United Kingdom

Richard Goodmanson	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Lord Kerr	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Paul Tellier	Company Director	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

John Varley	Company Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Hugo Bagué	Group Executive, Organisational Resources	2 Eastbourne Terrace London W2 6LG United Kingdom	Belgium

Preston Chiaro	Group Executive, Technology & Innovation	4700 Daybreak Parkway South Jordan, Utah 84095 United States	United States of America

Jacynthe Coté	Chief Executive of Rio Tinto Alcan	2 Eastbourne Terrace London W2 6LG United Kingdom	Canada

Alan Davies	Chief Executive of Rio Tinto Diamonds & Minerals	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Eleanor Evans	Company Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Andrew Harding	Chief Executive of Rio Tinto Iron Ore	2 Eastbourne Terrace London W2 6LG United Kingdom	Australia

Jean-Sébastien Jacques	Chief Executive of Rio Tinto Copper	2 Eastbourne Terrace London W2 6LG United Kingdom	France

Harry Kenyon-Slaney	Chief Executive of Rio Tinto Energy	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Debra Valentine	Group Executive, Legal and External Affairs	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Rio Tinto International Holdings Limited Directors and Executive Officer

Directors

Mark Andrewes	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Eleanor Evans	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

Dan Larsen	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	United States of America

Ulf Quellmann	Director	2 Eastbourne Terrace London W2 6LG United Kingdom	Germany

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officer

Gemma Aldridge	Secretary	2 Eastbourne Terrace London W2 6LG United Kingdom	United Kingdom

EXHIBIT INDEX

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

B	Form of Amended and Restated Shareholders Agreement dated as of May 29, 2013, by and among the Company, Apollo, AMI, RTIH and FSI, incorporated herein by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 13, 2013 (File No. 333-188556), as amended*

C	Form of Underwriting Agreement, by and among the Company, Apollo, AMI, RTIH, and Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 21, 2013 (File No. 333-188556))*

D	Form of Lock-Up Agreement, by and among Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement, and RTIH, incorporated herein by reference to Annex III to Exhibit 1.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 21, 2013 (File No. 333-188556)*

E	Share Purchase Agreement dated as of May 22, 2013, by and among Apollo, AMI, RTIH and FSI*

F	Form of Underwriting Agreement, by and among the Company, RTIH, Omega Management GmbH & Co. KG and Goldman, Sachs & Co., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 4, 2013 (File No. 333-191863))**

G	Form of Lock-Up Agreement, by and among Goldman, Sachs & Co., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC as representatives of the Underwriters named in Schedule I to the Underwriting Agreement, and RTIH, incorporated herein by reference to Annex III to Exhibit 1.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 4, 2013 (File No. 333-191863)**

H	Form of Underwriting Agreement, by and among the Company, RTIH, and Goldman, Sachs & Co.. incorporated herein by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 5, 2013 (File No. 333-192680)

I	Form of Lock-Up Agreement, between Goldman, Sachs & Co. and RTIH, incorporated herein by reference to Annex A to Exhibit 1.1 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 5, 2013 (File No. 333-192680)

*	Filed as an exhibit to the original Schedule 13D on June 10, 2013.
**	Filed as an exhibit to the amended Schedule 13D on November 18, 2013.